SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d−101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No. 5)*

Macquarie Infrastructure Company LLC
(Name of Issuer)

Limited Liability Company Interests
(Title of Class of Securities)

55608B105
(CUSIP Number)

Michael Kernan
Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street
New York, New York, 10019
(212) 231-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Michelle B. Rutta
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036
(212) 819-7864

December 5, 2012
(Date of Event which Requires Filing of this Statement)
_______________________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Infrastructure Management (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,480,929
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,480,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,480,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.55%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,353
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.59%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Services Australia Pty Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,124
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,124
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Private Wealth Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 5 amends and supplements the information set forth in the Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission on July 5, 2007 by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and the Schedule 13D filed on August 17, 2007 by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), as amended by the Schedule 13D/A filed on October 12, 2007 by MIMUSA and MBL (“Amendment No. 1”), the Schedule 13D/A filed on December 18, 2007 by MIMUSA, Macquarie Group Limited, a company formed under the laws of Australia (“MGL”) and Macquarie Group Services Australia Pty Limited, a company formed under the laws of Australia (“MGSA”) (“Amendment No. 2”), the Schedule 13D/A filed on June 24, 2010 by MIMUSA, MGL and MGSA (“Amendment No. 3”), the Schedule 13D/A filed on January 18, 2012 by MIMUSA, MGL and MGSA (“Amendment No. 4”) and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”).  Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety.

This statement on Schedule 13D is being filed by MIMUSA, MGL,MGSA and Macquarie Private Wealth Inc.(“MPW”).

MIMUSA has its principal offices at 125 West 55th Street, New York, New York, 10019. MGL and MGSA have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia and MPW has its principal offices at 181 Bay Street, Suite 3200, Toronto, Ontario M5J 2T3 Canada.MGSA is a direct wholly owned subsidiary of MGL. MIMUSA is an indirect wholly owned subsidiary of MGL.  MIMUSA is 100% directly owned by Macquarie Infrastructure and Real Assets Inc. (“MIRA”), a Delaware corporation, which is 100% directly owned by Macquarie Holdings (U.S.A.) Inc. (“MHUSA”), a Delaware corporation.  MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty Limited, a company formed under the laws of Australia (“MEQH”).  MEQH is a direct wholly owned subsidiary of Macquarie Group (US) Holdings No.1 Pty Ltd, a company formed under the laws of Australia (“MGUSH1”).  MGUSH1 is a direct wholly owned subsidiary of Macquarie Capital International Holdings Pty Ltd (f/k/a Macquarie Group International Holdings Pty Ltd) (“MCIHL”), a company formed under the laws of Australia, which is in turn a wholly owned direct subsidiary of Macquarie Capital Group Pty Ltd, a company formed under the laws of Australia (“MCGL”).  MCGL is a direct wholly owned subsidiary of Macquarie Financial Holdings Limited, a company formed under the laws of Australia (“MFHL”).  MFHL is a direct wholly owned subsidiary of MGL, the ultimate controlling entity of MIMUSA.

MPW is an indirect wholly owned subsidiary of MGL.  MPW is a direct wholly owned subsidiary of Macquarie BFS Holdings Limited, a company formed under the laws of Canada.  Macquarie BFS Holdings Limited is a direct wholly owned subsidiary of Macquarie Mortgages Canada Holdings Pty Ltd, a company formed under the laws of Australia.  Macquarie Mortgages Canada Holdings Pty Ltd is a direct wholly owned subsidiary of Macquarie Bank Limited (“MBL”) a company formed under the laws of Australia.  MGL’s ownership of MBL is held through Macquarie B.H. Pty Ltd.

MEQH, MGUSH1, MCIHL, MCGL, MFHL, MBL, Macquarie B.H. Pty Ltd and Macquarie Mortgages Canada Holdings Pty Ltd have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia.  MIRA and MHUSA have their principal offices at 125 West 55th Street, New York, New York, 10019, United States. Macquarie BFS Holdings Limited have their offices at 181 Bay Street, Suite 3100, Toronto, Ontario M5J 2T3 Canada.

The directors and executive officers of MIMUSA, MGSA,MGL and MPW are set forth on Schedules I, II, III and IV attached hereto, respectively. Schedules I, IIIII and IV set forth the following information with respect to each such person:

(i)	name;

(ii)	business address (or residence address where indicated);

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

During the last five years, none of MIMUSA, MGSA, MGL, MEQH, MGUSH1, MGIHL, MHUSA, MIRA or MPW, nor any person named in Schedules I, II, III and IV, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information.

For the quarter ended December 31, 2011, MIMUSA has elected to reinvest $4,221,829 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement.  On March 20, 2012, the Issuer issued 135,987 LLC Interests to MIMUSA upon such reinvestment.

For the quarter ended March 31, 2012, MIMUSA has elected to reinvest $4,995,142 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement.  On May 31, 2012, the Issuer issued 147,682 LLC Interests to MIMUSA upon such reinvestment.

For the quarter ended June 30, 2012, MIMUSA has elected to reinvest $4,760,259 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement described below.  On August 30, 2012, the Issuer issued 113,847 LLC Interests to MIMUSA upon such reinvestment.

For the quarter ended September 30, 2012, MIMUSA has elected to reinvest $5,849,761 of its base management fees in LLC Interests and $23,511,054 of its performance fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement described below.  On December 5, 2012, the Issuer issued 695,068 LLC Interests to MIMUSA upon such reinvestment.

On November 7, 2012 MPW acquired 100 shares at $43.19 per share, 100 shares at $43.21 per share, and 100 shares at $43.18 per share on behalf of its clients in managed accounts.

Item 5.  Interest in Securities of the Issuer.

(a)– (b)
The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference.  Such information includes 5,500,353 LLC Interests and is based on 47,453,943 LLC Interests outstanding as of December 20, 2012.

(c)	Except as disclosed above, neither MIMUSA, MGL, MGSA nor MPW has effected any transaction in the LLC Interests during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

December 20, 2012	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

	By:	/s/ James Hooke
		Name:	James Hooke
		Title:	President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

December 20, 2012	MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

	By:	/s/ Heidi Mortensen
		Name:	Heidi Mortensen
		Title:	Attorney-in-Fact

MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

By:	/s/ Gus Wong
	Name:	Gus Wong
	Title:	Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

December 20, 2012	MACQUARIE GROUP LIMITED

	By:	/s/ Heidi Mortensen
		Name:	Heidi Mortensen
		Title:	Attorney-in-Fact

MACQUARIE GROUP LIMITED

By:	/s/ Gus Wong
	Name:	Gus Wong
	Title:	Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

December 20, 2012	MACQUARIE PRIVATE WEALTH INC

	By:	/s/ Daniel Bowering
		Name:	Daniel Bowering
		Title:	Chief Compliance Officer

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below.  Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)
James Hooke	Chief Executive Officer, President and Director	Chief Executive Officer of the Issuer

Jay Davis	Vice President and Director	Managing Director, Macquarie Group Limited	USA

Martin Stanley	Director	Executive Director, Macquarie Group Limited	UK

Kathleen Hahn	Treasurer	Head of Corporate Affairs Group - Americas

Amanda Michael	Secretary	Attorney	USA

Michael Kernan	Assistant Secretary	Attorney	USA

Anna Boniface	Assistant Secretary	Solicitor (Australia)

SCHEDULE II

The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Services Australia Pty Limited are set forth below.  Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)

	Lisa Fraser	Executive Director

	Stuart J. Dyson	Financial Controller of Macquarie Group Limited

	Bruce Phipson	Executive Director

SCHEDULE III

The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Limited are set forth below.  Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)

	Diane J. Grady	Non-executive Director

	Michael John Hawker	Non-executive Director

	Nicholas W. Moore	Executive Director

	Peter M. Kirby	Non−executive Director

	Catherine B. Livingstone	Non−executive Director

	H. Kevin McCann	Non−executive Director

	John R. Niland	Non−executive Director

	Helen M. Nugent	Non−executive Director

	Peter H. Warne	Non−executive Director

SCHEDULE IV

The name and present principal occupation of each of the directors and executive officers of Macquarie Private Wealth Inc. are set forth below.  Unless otherwise noted, each of these persons is a Canadian citizen and has as his/her business address 181 Bay Street, Suite 3200, Toronto, Ontario M5J 2T3 Canada.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)

	Earl Evans	Chief Executive Officer

	Stanley H. Hartt	Chairman	Canada

	Matthew J. Rady	Director

	Chris Salapoutis	President and Chief Operating Officer	Canada

	Daniel Bowering	Chief Compliance Officer	Canada